UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Nippon View Hotel Kabushiki Kaisha
(Name of Subject Company)

Nippon View Hotel Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Hulic Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Nippon View Hotel Co., Ltd. Attn: Hitoya Sasaki 3-17-1, Nishi Asakusa, Taitou-ku, Tokyo 111-0035, JAPAN +81-3-5828-4429
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Nippon View Hotel Co., Ltd.’s Convocation Notice of the 71st Ordinary General Meeting of Shareholders
99.2	Nippon View Hotel Co., Ltd.’s Disclosure on the Internet Regarding the Convocation Notice of the 71st Ordinary General Meeting of Shareholders
99.3	Hulic Co., Ltd.’s Annual Report for the Fiscal Year Ended December 31, 2018

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Hulic Co., Ltd. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated June 10, 2019.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hulic Co., Ltd.

By:	/s/ Manabu Yoshidome
	Name:	Manabu Yoshidome
	Title:	President, Representative Director

Date: July 9, 2019